Exhibit 99.1

SEABRIDGE GOLD INC.

Common Shares
(no par value per share)

Controlled Equity OfferingSM

Sales Agreement

January 24, 2025

Cantor Fitzgerald & Co.

110 East 59th Street

New York, NY 10022

RBC Capital Markets, LLC

200 Vesey Street

3 World Financial Center

New York, NY 10281

Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, Ontario M5H 3M7

RBC Dominion Securities Inc.

200 Bay Street, 4th Floor, South Tower

Toronto, Ontario M5J 2J5

Ladies and Gentlemen:

Seabridge Gold Inc. (the “Company”), a company continued under Canada Business Corporations Act, confirms its agreement (this “Agreement”) with Cantor Fitzgerald & Co. (the “Lead Agent”), RBC Capital Markets, LLC, Cantor Fitzgerald Canada Corporation and RBC Dominion Securities Inc. (collectively with the Lead Agent, the “Agents” and individually, an “Agent”), as follows:

1. Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, common shares of the Company, with no par value per share (the “Common Shares”); provided, however, that in no event shall the Company issue or sell through the Agents such number or dollar amount of Common Shares (the “Placement Shares”) that (a) exceeds the number or dollar amount of Common Shares registered pursuant to the effective Registration Statement (as defined below) pursuant to which the offering will be made or (b) exceeds the number or dollar amount of Common Shares for which the Company has filed a Prospectus Supplement (as defined below) (the lesser of (a) and (b), the “Maximum Amount”). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 1 on the Maximum Amount of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company and that Agents shall have no obligation in connection with such compliance. The issuance and sale of Placement Shares through the Agents will be effected pursuant to the Registration Statement (as defined below) filed by the Company which became effective upon filing with the United States Securities and Exchange Commission (the “Commission”) on January 17, 2025, although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue Common Shares.

The aggregate offering price of Placement Shares that may be sold collectively pursuant to this Agreement shall not exceed US$100,000,000.

The Company has prepared and filed with the securities commissions or similar regulatory authorities (collectively, the “Canadian Securities Regulators”) in the Qualifying Jurisdictions a final short form base shelf prospectus dated January 17, 2025 relating to the offering of up to an aggregate of US$750,000,000 of Common Shares, Warrants, Units, Subscription Receipts and Debt Securities (together with any documents incorporated therein by reference, and any supplements or amendments thereto, the “Canadian Base Prospectus”) in accordance with the securities laws applicable in the Qualifying Jurisdictions and the respective rules, regulations and orders made thereunder, together with applicable published instruments, notices and orders of the Canadian Securities Regulators (collectively, the “Canadian Securities Laws”). The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102 (together, the “Shelf Procedures”). The Company has obtained from the Ontario Securities Commission, as principal regulator of the Company under Canadian Securities Laws, evidence that a receipt for the Canadian Base Prospectus has been issued, or deemed to have been issued, by each of the Canadian Securities Regulators.

The Company has prepared and filed with the Commission pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Administrators and the Commission, a registration statement on Form F-10 (Registration No. 333-283616) registering the offering and sale of up to an aggregate of US$750,000,000 of Common Shares, Warrants, Units, Subscription Receipts and Debt Securities under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), including the Canadian Base Prospectus (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “Rules and Regulations”) (the “U.S. Base Prospectus”)). The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.”

The Company has filed, or will file, (i) with the Canadian Securities Regulators, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations, the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of each Applicable Time (as defined in Section 26 hereof), is referred to herein as the “Shelf Information.” The Company and the Canadian Agents shall each sign the requisite certificates for the Canadian Prospectus Supplement required pursuant to NI 44-102. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein and including the U.S. Prospectus (as defined below), as amended or supplemented in connection with the execution and delivery of this Agreement, is herein called the “Registration Statement.” Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the Canadian Securities Regulators and the Commission after the effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of this Agreement and which are incorporated by reference in such Registration Statement or U.S. Prospectus. The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement relating to the Placement Shares, including, in each case, the documents incorporated by reference therein. The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus, as supplemented by any U.S. Prospectus Supplement relating to the Placement Shares, including, in each case, the documents incorporated by reference therein, including any Issuer Free Writing Prospectus (as defined below). Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws prior to the termination of this Agreement that is incorporated into the Canadian Prospectus or, where such document is deemed to be incorporated by reference into the Canadian Prospectus, prior to the termination of this Agreement, is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.” For purposes of this Agreement, all references to the Registration Statement, the U.S. Prospectus or to any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval System, or if applicable, the Interactive Data Electronic Application system when used by the Commission (collectively, “EDGAR”).

Each party covenants to the other party that (i) it will not undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Placement Shares in Canada; (ii) it will not undertake an offer or sale of any Placement Shares through the facilities of the Toronto Stock Exchange (“TSX”) or any other Canadian trading market (together with the TSX, a “Canadian Market”); and (iii) it will not undertake an offer or sale of any of the Placement Shares to any person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Placement Shares in Canada, whether through the facilities of a Canadian Market or otherwise, or to any persons in Canada or acting on the behalf of persons in Canada, in each case pursuant to this Agreement.

2. Placements. Each time that the Company wishes to issue and sell Placement Shares hereunder (each, a “Placement”), it will notify the Lead Agent by email notice (if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or other method mutually agreed to in writing by the parties of the number of Placement Shares, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold on any Trading Day (as defined below) and any minimum price below which sales may not be made (a “Placement Notice”), the form of which is attached hereto as Schedule 1. The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 3 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from the Lead Agent set forth on Schedule 3, as such Schedule 3 may be amended from time to time by notice in writing by the Company (with respect to the individuals from the Company) or the Lead Agent (with respect to the individuals from the Lead Agent). The Placement Notice shall be effective immediately upon receipt by the Lead Agent unless and until (i) in accordance with the notice requirement provided for in Section 4, the Lead Agent declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares, either the Maximum Amount under this Agreement, under the relevant Prospectus Supplement or pursuant to a Placement Notice, have been sold and settled in accordance with the terms hereof, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements provided for in Section 4, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 12. The amount of any discount, commission or other compensation to be paid by the Company to the Lead Agent in connection with the sale of the Placement Shares shall be calculated not to exceed the amount set forth in Schedule 2. It is expressly acknowledged and agreed that neither the Company nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Lead Agent and the Lead Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3. Sale of Placement Shares by the Lead Agent. Subject to the provisions of Section 5(a), the Lead Agent, for the period specified in the Placement Notice will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable U.S. state and federal laws, rules and regulations and, if applicable, the rules of the New York Stock Exchange (the “NYSE” and, together with the TSX, the “Exchanges”), to sell the Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice, unless the Placement Notice has been declined, suspended or otherwise terminated in accordance with the terms of this Agreement. The Lead Agent will only sell Placement Shares in accordance with a current Placement Notice. The Lead Agent will provide written confirmation to the Company to each of the individuals set forth on Schedule 3 no later than 4:30 p.m., New York City time, on the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the average price realized, the compensation payable by the Company to the Lead Agent pursuant to Schedule 2 with respect to such sales, and the Net Proceeds (as defined below) payable to the Company, with an itemization of the deductions made by the Lead Agent (as set forth in Section 5(b)) from the gross proceeds that it receives from such sales. Subject to the terms of the Placement Notice, the Lead Agent may sell Placement Shares by any method permitted by law deemed to be an “at-the-market distribution” as defined in NI 44-102, including without limitation sales made directly on or through the NYSE or any other existing trading market for the Common Shares in the United States at market prices prevailing at the time of the sale or at prices related to such prevailing market prices. With the prior written consent of the Company, which may be provided in the terms of a Placement Notice, the Lead Agent may also sell the Placement Shares in negotiated transactions in the United States to purchasers approved by the Company at market prices prevailing at the time of the sale or at prices related to such prevailing market prices and/or any other method permitted by law, subject to prior written consent of the TSX. “Trading Day” means any day on which the Common Shares are traded on the NYSE.

4. Suspension of Sales. The Company or the Lead Agent may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 3, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other party set forth on Schedule 3), suspend any sale of Placement Shares (a “Suspension”); provided, however, that such Suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. While a Suspension is in effect any obligation under Sections 7(l), 7(m), 7(n), 7(o) and 7(p) with respect to the delivery of certificates, opinions, or comfort letters to the Agents, shall be waived, provided, however, that such waiver shall not apply for the Representation Date (defined below) occurring on the date that the Company files its Annual Report on Form 40-F. Each of the parties agrees that no such notice under this Section 4 shall be effective against any other party unless it is made to one of the individuals named on Schedule 3 hereto, as such Schedule may be amended from time to time. Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not request the sale of any Placement Shares, and (iii) the Agents shall not be obligated to sell or offer to sell any Placement Shares.

5. Sale and Delivery to the Lead Agent; Settlement.

(a) Sale of Placement Shares. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, upon the Lead Agent’s acceptance of the terms of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Lead Agent, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices, applicable law and regulations and the applicable rules of the NYSE and TSX to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that the Lead Agent will be successful in selling Placement Shares, (ii) the Agents will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by the Lead Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices, applicable law and regulations and the applicable rules of the NYSE and TSX to sell such Placement Shares as required under this Agreement and (iii) the Lead Agent shall be under no obligation to purchase Placement Shares on a principal basis pursuant to this Agreement, except as may be otherwise agreed by the Lead Agent and the Company.

(b) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the first (1st) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The Lead Agent shall notify the Company and the Company’s transfer agent (which shall include a notification to each of the individuals set out in Schedule 3) of each sale of Placement Shares no later than 4:30 p.m., New York City time, on the Trading Day on which it has made sales of Placement Shares hereunder. The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by the Lead Agent, after deduction for (i) the Lead Agent’s commission, discount or other compensation for such sales payable by the Company pursuant to Schedule 2 hereof, and (ii) any transaction fees imposed by any Governmental Authority in respect of such sales.

(c) Delivery of Placement Shares. Subject to Section 5(d), on each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold pursuant to Section 5(a) hereof by crediting the Lead Agent’s or its designee’s account (provided the Lead Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradable, transferable, registered shares in good deliverable form. On each Settlement Date, the Lead Agent will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 10(a) hereto, it will (i) hold the Lead Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company or its transfer agent (if applicable), and (ii) pay to the Lead Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

(d) Denominations; Registration. Certificates for the Placement Shares in lieu of electronic transfer of Placement Shares, if requested by the Agents, shall be in such denominations and registered in such names as the Agents may request in writing at least three full Business Days (as defined below) before the Settlement Date. The certificates for the Placement Shares, if any, will be made available by the Company for examination and packaging by the Agents in The City of New York not later than noon (New York time) on the Settlement Date, provided the Agents duly requested certificates for such Placement Shares at least nineteen (19) hours in advance.

(e) Limitations on Offering Size. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate gross sales proceeds of Placement Shares sold pursuant to this Agreement would exceed the lesser of (A) together with all sales of Placement Shares under this Agreement, the Maximum Amount, (B) the amount available for offer and sale under the currently effective Registration Statement and (C) the amount authorized from time to time to be issued and sold under this Agreement by the Company’s board of directors, a duly authorized committee thereof or a duly authorized executive committee, and notified to the Agents in writing. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares pursuant to this Agreement at a price lower than the minimum price authorized by the Exchanges and, from time to time, by the Company’s board of directors, a duly authorized committee thereof or a duly authorized executive committee, and notified to the Agents in writing. Further, under no circumstances shall the Company cause or permit the aggregate offering amount of Placement Shares sold pursuant to this Agreement to exceed the Maximum Amount.

(f) Sales Through Lead Agent. The Company and the Agents agree that any offer to sell, any solicitation of an offer to buy, or any sales of Common Shares pursuant to this Agreement shall only be effected by or through the Lead Agent.

6. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with each of the Agents that as of the date of this Agreement and as of each Applicable Time (as defined below):

(a) Registration Statement and Prospectuses. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements for use of Form F-10 under the Securities Act and is eligible for the use of the Shelf Procedures under Canadian Securities Laws; no order suspending the trading or distribution of the Common Shares has been issued by any Canadian Securities Regulator, the Exchanges or Canadian Investment Regulatory Organization (“CIRO”), and no proceedings, for that purpose, have been instituted or are pending or, to the Company’s knowledge, are contemplated by any Canadian Securities Regulator; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission, and no proceedings for that purpose have been instituted or are pending or to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including the U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the applicable provisions of the Securities Act and has been filed with the Commission; pursuant to Rule 467(b) under the Securities Act, the Registration Statement became effective on January 17, 2025. The Registration Statement and the Prospectuses and the offer and sale of Placement Shares as contemplated hereby meet the requirements of NI 44-101 and NI 44-102, as applicable, and comply in all material respects with the provisions thereof and other applicable Canadian Securities Laws. Any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectuses or to be filed as exhibits to the Registration Statement or the Prospectuses have been so described or filed. Copies of the Registration Statement, the U.S. Prospectus or the Canadian Prospectus, and any such amendments or supplements and all documents incorporated by reference therein that were filed with the Commission or the Canadian Securities Regulators, as applicable, on or prior to the date of this Agreement have been delivered, or are available through EDGAR or SEDAR+, as the case may be, to the Agents and their counsel. The U.S. Prospectus and the Canadian Prospectus will name each of the Agents as an agent in the section entitled “Plan of Distribution.” There are no reports or information that must be filed or made publicly available in connection with the listing of the Placement Shares, on the TSX (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement, there are no documents required to be filed with the Canadian Securities Regulators, in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required. The Commission has not issued an order preventing or suspending the use of the U.S. Base Prospectus, any Permitted Free Writing Prospectus (as defined below) or the U.S. Prospectus relating to the proposed offering of the Placement Shares and no proceedings for such purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated or threatened by the Commission. The Company has not distributed and, prior to the later to occur of each Settlement Date and completion of the distribution of the Placement Shares, will not distribute any offering material in connection with the offering or sale of the Placement Shares other than the Registration Statement and the U.S. Prospectus and any Issuer Free Writing Prospectus to which the Agents have consented.

(b) No Misstatement or Omission. At the respective times each part of the Registration Statement and each amendment thereto became effective, the Registration Statement complied in all material respects with the Securities Act and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. On the date the Canadian Prospectus Supplement was filed with the Canadian Securities Regulators, the date the U.S. Prospectus Supplement was filed with the Commission, at each Applicable Time and on each Settlement Date, (A) the Canadian Prospectus, together with any Supplementary Material, as of the date thereof, did and will comply in all material respects with the requirements of the Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Canadian Securities Laws) relating to the Company and the Material Subsidiaries (as defined below) (taken as a whole) and to the Placement Shares and did not and will not contain any misrepresentation (as defined in the Canadian Securities Laws), and (B) the U.S. Prospectus did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and the U.S. Prospectus did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statement therein, in the light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, information furnished to the Company by the Agents specifically for use in the preparation thereof.

(c) Conformity with Securities Act, Exchange Act and Canadian Securities Laws. The Registration Statement, each of the Prospectuses, any Issuer Free Writing Prospectus or any amendment or supplement thereto, and the documents incorporated by reference in the Registration Statement, either of the Prospectuses or any amendment or supplement thereto, when such documents were or are filed with the Commission under the Securities Act or the Exchange Act or with the Canadian Securities Regulators, or became or become effective under the Securities Act or the Canadian Securities Laws, as the case may be, conformed or will conform in all material respects with the requirements of the Securities Act, the Exchange Act, and the Canadian Securities Laws, as applicable, other than any non-compliance which would not have a Material Adverse Effect (as defined below).

(d) Organization. The Company is duly incorporated, validly existing and in good standing under the corporate laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company.

(e) Shares of Subsidiaries. All of the shares of the Subsidiaries are legally and beneficially owned by the Company, free and clear of all liens, charges and encumbrances of any kind whatsoever, except, as described in the Registration Statement and Prospectus, that; (A) under the terms of a Limited Recourse Guarantee dated March 24, 2022 the Company has guaranteed the obligations of KSMCo owed to Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”) under the US$225,000,000 Secured Note issued to Sprott on March 24, 2022 and the Subscription Agreement in respect thereof and pledged the shares of KSMCo to Sprott as security for its obligations under such guarantee under a Pledge Agreement also dated March 24, 2022, and (B) under the terms of a Limited Recourse Guarantee dated June 29, 2023 the Company has guaranteed the obligations of KSMCo owed to Sprott under the US$150,000,000 Secured Note issued to Sprott on June 29, 2023 and the Subscription Agreement in respect thereof and pledged the shares of KSMCo to Sprott as security for its obligations under such guarantee under a Pledge Agreement also dated June 29, 2023.

(f) Material Subsidiaries. Except as set forth in the Registration Statement and Prospectus, other than the Material Subsidiaries, the Company has no material subsidiaries.

(g) Subsidiaries. The Subsidiaries are the only subsidiaries of the Company and each of the Subsidiaries is duly incorporated, validly existing and in good standing under the laws of their jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Subsidiaries.

(h) Reporting Issuer. As at the date hereof, the Company is a “reporting issuer” in each of the Qualifying Jurisdictions within the meaning of the Canadian Securities Laws in such jurisdictions and is not currently in material default of any requirement of the Applicable Securities Laws and the Company is not included on a list of defaulting reporting issuers maintained by any of the Qualifying Authorities.

(i) Exchange Registration. The Common Shares have been registered pursuant to Section 12(b) of the Exchange Act. The Common Shares are listed for trading on the TSX and the NYSE and the Company is not in material default of any of the listing requirements of the TSX and the NYSE applicable to the Company. None of the Qualifying Authorities, the Commission, any other securities regulatory authority, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company or the use of the Registration Statement or Prospectuses and no proceedings for such purposes have been instituted or are pending or, to the knowledge of the Company, are threatened.

(j) Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in series, of which 91,954,369 Common Shares and no preferred shares were issued and outstanding as of the close of business on January 22, 2025. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with applicable laws.

(k) Continuous Disclosure Materials. All reports and other documents previously published or filed by the Company with, or furnished by the Company to, the Qualifying Authorities and the Commission since January 1, 2024 (the “Continuous Disclosure Materials”) do not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date of the statements in the Continuous Disclosure Materials and were prepared in accordance with and comply in all material respects with Applicable Securities Laws and the Company is not in default of its filings under, nor has it failed to file, publish or furnish any report or other document required to be filed, published or furnished under Applicable Securities Laws.

(l) No Preferential Rights. Other than as disclosed in the Continuous Disclosure Materials, as set forth in any impact benefits agreement with an aboriginal group or in respect of any Common Share issuances upon settlement of restricted share units or deferred share units granted by the Company, no person, firm or Company has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of, any of the unissued shares of the Company or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or the Subsidiaries and all securities of the Company have been duly and validly authorized and issued, in compliance with Applicable Laws.

(m) Corporate Power. Each of the Company and the Subsidiaries has the requisite corporate power and capacity to own the assets owned by it and to carry on the business carried on by it, and each of the Company and the Subsidiaries holds all material licenses and permits that are required for carrying on its business in the manner in which such business has been carried on and is duly qualified to carry on business in all jurisdictions in which it carries on business.

(n) Title to Real Property. The Material Subsidiaries have good title to the KSM Project (the “Material Property”), free and clear of all mortgages, liens, charges, encumbrances, claims or demands of any kind whatsoever, other than the right of first refusal held by Glencore Canada Corporation obtained in relation to the buyout of an option interest in the original KSM claims purchased by the Company from Placer Dome (KS) Limited in 2001, the royalties set forth in Schedule 4 hereto and encumbrances registered as security for such royalty obligations, the security granted by KSMCo in all of its assets to Sprott under a Mortgage, Charge and Security Agreement relating to the sale of a US$225,000,000 Secured Note to Sprott on March 24, 2022 and under a Mortgage, Charge and Security Agreement relating to the sale of a US$150,000,000 Secured Note to Sprott on June 29, 2023, and no other material property rights are necessary for the conduct of the business of the Company or its wholly-owned subsidiaries, as currently conducted. The Company, through the Iskut Subsidiaries, has good title to the Iskut Property, free and clear of all material liens, charges and encumbrances of any kind whatsoever other than royalties thereon.

(o) Exploration Rights. All material property, options, leases, concessions, claims or other, direct or indirect, interests in natural resource properties and surface rights for exploration and exploitation, extraction and other material mineral property rights in which the Company or Subsidiaries holds an interest or right (collectively, the “Property Rights”) are or will be completely and accurately described in the Prospectuses and the Company or the Subsidiaries, as applicable, is the legal and beneficial owner of such Property Rights and the Property Rights are in good standing and are valid and enforceable and are free and clear of any liens, charges or encumbrances, except as disclosed in the Prospectuses, the royalties set forth in Schedule 4 hereto and encumbrances registered as security for such royalty obligations. No material property rights, easements, rights of way, access rights (including but not limited to any mineral, geothermal and water rights) other than the Property Rights are necessary for the conduct of the business of the Company and the Subsidiaries as currently being conducted, and there are no material restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such Property Rights, and there is no claim, or to the knowledge of the Company, basis for a claim that may adversely affect such rights in any respects.

(p) Indigenous Persons’ Rights Claims. Other than:

(i) general assertions of claims to aboriginal rights and title in respect of the traditional territories of the Tahltan Nation, which covers a portion of the KSM Project and all of the Iskut Project;

(ii) the filing of a civil claim asserting aboriginal rights and title in respect of the traditional territories of the Tsetsaut Skii km Lax Ha, which covers all of the KSM Project; and

(iii) rights of the Nisga’a Nation relating to the Nass Area under the Nisga’a Final Agreement, which covers a portion of the KSM Project;

there are no claims with respect to indigenous persons’ rights currently pending or, to the knowledge of the Company, threatened with respect to any of the Property Rights.

(q) Permits. The Company and the Subsidiaries have all material licenses, registrations, qualifications, permits, consents and authorizations necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and all such licenses, registrations, qualifications, permits, consents and authorizations are valid and subsisting and in good standing in all material respects.

(r) No Registration Rights. Except as set forth in or incorporated by reference in the Registration Statement and Prospectuses, as disclosed in the Continuous Disclosure Materials, as set forth in any impact benefits agreement with an aboriginal group or in respect of Common Shares issuable upon settlement of restricted share units or deferred share units granted by the Company, (i) no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or other securities of the Company, (ii) the Company has not granted to any Person any pre-emptive rights, rights of first refusal, or any similar rights with respect to any Common Shares or other securities of the Company, and (iii) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for distribution under Canadian Securities Laws any Common Shares or other securities of the Company, or to include any such Common Shares or other securities in the Registration Statement or the Prospectuses, whether as a result of the filing of the Registration Statement or the Prospectuses (or any documents incorporated by reference therein) or the sale of the Placement Shares as contemplated thereby or otherwise.

(s) Material Mining Claims. All assessments or other work required to be performed in relation to the material mining claims and/or concessions and the mining rights with respect to the Material Property in order to maintain the Company’s interest therein have been performed to date or the requisite payments in lieu thereof have been made to date, and the Company and the Subsidiaries have complied in all material respects with all applicable governmental laws, regulations and policies in this connection as well as with regard to legal, contractual obligations to third parties in this connection except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect on the Company or the Subsidiaries.

(t) Royalties. Other than the royalties set forth in Schedule 4, as of the date hereof, the Company and the Subsidiaries do not have any responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to its Property Rights in connection with the KSM Project.

(u) Review of Technical Information. All of the technical information included or incorporated by reference in the Continuous Disclosure Materials has been reviewed by a “qualified person” as required by NI 43-101.

(v) Technical Reports. The Company has duly filed with the applicable regulatory authorities all reports required by NI 43-101 and the current technical reports filed by the Company with the Canadian or U.S. regulatory authorities have been prepared in accordance with NI 43-101, and the Company has complied with, and is in compliance with, NI 43-101 in all material respects in respect of such current reports.

(w) Technical Disclosure. The Company made available to the respective authors thereof prior to the issuance of all of the applicable technical reports filed by the Company on SEDAR+ relating to each Material Property (the “Reports”), for the purpose of preparing the Reports, as applicable, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available. All technical information disclosed in the Prospectus, including information relating to any Material Property for the purposes of the instruments noted below, has been reviewed as required under NI 43-101, except as otherwise set forth in the Prospectus, the current Reports complied in all material respects with the requirements of NI 43-101 as at the date of each such current Report and as of the date hereof there is no new material scientific or technical information concerning each Material Property that is not included in the Reports.

(x) Estimates of Mineral Reserves and Resources. The information included in any documents incorporated by reference to the Registration Statement and Prospectuses and technical reports of the Company relating to the estimates by the Company and the Subsidiaries of mineral reserves and resources within the Material Property, as applicable, (i) has been reviewed and verified by a “qualified person” as required by NI 43-101; (ii) the information upon which the estimates of mineral reserves and mineral resources were based, was, to the knowledge of the Company, at the time of delivery thereof, complete and accurate in all material respects, and (iii) there have been no material changes to such information since the date of delivery or preparation thereof other than material changes that have been or will have been disclosed in the Prospectuses.

(y) Compliance with Applicable Law. Except as disclosed in the Registration Statement or included or incorporated by reference in the Prospectuses, each of the Company and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance in all material respects with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licenses that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licenses are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Company or the Subsidiaries, or event which with notice or lapse of time or both, could constitute a breach or default by the Company or the Subsidiaries, exists with respect thereto, which would either individually or in the aggregate result in a Material Adverse Effect.

(z) Authorization; Enforceability. The Company has all requisite corporate power and authority to enter into this Agreement and to perform the transactions contemplated hereby, and the sale by the Company of the Offered Shares has been duly authorized by all necessary corporate action of the Company, and this Agreement has been duly executed and delivered by the Company and this Agreement will upon execution and delivery in accordance with the terms hereof be, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement may be limited by applicable law.

(aa) No Violation or Default. Except as disclosed in the Registration Statement or included or incorporated by reference in the Prospectuses, neither the Company nor any of the Subsidiaries is in violation of its constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any of the Subsidiaries is subject (collectively, “Agreements and Instruments”). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and the use of the proceeds from the sale of the Placement Shares, and compliance by the Company with its obligations hereunder, do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien upon any property or assets of the Company or any of the Subsidiaries pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the constating documents of the Company or any of the Subsidiaries or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries or their assets, properties or operations, except for such violations or conflicts that would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the Subsidiaries.

(bb) Transfer Agent. Computershare Investor Services Inc. at its principal office in the City of Toronto, Ontario has been duly appointed as the registrar and transfer agent for the Common Shares and, through its offices in Golden, Colorado, Computershare Trust Company, N.A. has been duly appointed as the U.S. registrar and transfer agent for the Common Shares.

(cc) Minute Books. The minute books and records of the Company and the Material Subsidiary made available to counsel for the Agents in connection with its due diligence investigation of the Company, as the case may be, to the date of this Agreement are all of the minute books and records of the Company and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval or full execution) of the shareholders, the directors and all committees of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Material Subsidiary to the date of this Agreement not reflected in such minute books and other records other than Minutes of the meetings of the directors held March 5-6, 2024, December 9, 2024 and January 16, 2025, the Minutes of the Corporate Governance and Nominating Committee meeting of November 1, 2024 and the Minutes of the Audit Committee meeting of November 13, 2024.

(dd) Financial Information. The consolidated financial statements of the Company filed with the SEC as a part of the Registration Statement and the Prospectuses, together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries as of the dates indicated and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The other financial data with respect to the Company and the Material Subsidiaries contained or incorporated by reference in the Registration Statement and the Prospectuses are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro-forma) that are required to be included or incorporated by reference in the Registration Statement and the Prospectuses that are not included or incorporated by reference as required; the Company and the Material Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the Registration Statement and the Prospectuses and all disclosures contained or incorporated by reference therein; and no other financial statements are required to be set forth or to be incorporated by reference in the Registration Statement and the Prospectuses.

(ee) Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and, if necessary, appropriate action is taken with respect to any difference, (v) material information relating to the Company and the Subsidiaries is made known to those responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect any of the Company’s or the Subsidiaries’ ability to disclose to the public information required to be disclosed by them in accordance with applicable law and all fraud, whether or not material, that involves management or employees that have a significant role in the Company’s or the Subsidiaries’ internal controls have been disclosed to the audit committee of the Company.

(ff) Accounting Policies. Other than as disclosed in the December 31, 2023 consolidated financial statements, relating to the adoption, on January 1, 2024, of new IFRS standards, there has been no change in accounting policies or practices of the Company on a consolidated basis, since December 31, 2023.

(gg) Audit Committee. The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees of the Qualifying Authorities, Rule 10A-3 under the Exchange Act and the listing rules of the NYSE that are applicable to the Company.

(hh) Loans from Related Parties. Neither the Company nor any of its Subsidiaries is indebted or under any obligation to any of its respective directors, officers or shareholders, on any account whatsoever, other than for (i) payment of salary, directors’ fees, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company, and (iii) for other standard employee benefits made generally available to all employees.

(ii) Guaranteed Obligations. The Company and the Subsidiaries have not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or Company whatsoever on a consolidated basis.

(jj) Loans to Related Parties. None of the directors, officers or shareholders of the Company or its Subsidiaries is indebted to or under any financial obligation to the Company or the Subsidiaries, on any account whatsoever.

(kk) Material Liabilities. There are no material liabilities of the Company, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Financial Statements.

(ll) Material Adverse Change. Since December 31, 2023, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company or its Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business, affairs, capital, prospects or assets, or the right or capacity of the Company or its Subsidiaries to carry on its business not disclosed in any material change report filed by the Company in accordance with Applicable Securities Laws, such business having been carried on in the ordinary course.

(mm) Material Contracts. All contracts and agreements material to the Company and the Subsidiaries other than those entered into in the ordinary course of its business as presently conducted have been disclosed in the Prospectuses and neither the Company nor any of the Subsidiaries has approved or entered into any binding agreement in respect of, nor has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries, whether by asset sale, transfer of shares or otherwise, except as disclosed in the Prospectuses.

(nn) Amendments to Material Contracts. Except as disclosed in the Registration Statement or included or incorporated by reference in the Prospectuses, there are no amendments to the Material Contracts that have been, are required to be or, to the knowledge of the Company or any of the Subsidiaries, are proposed to be, made.

(oo) Taxes. All tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and the Subsidiaries required by Applicable Laws to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at December 31, 2023 have been paid or accrued in the Financial Statements. The Company and its Material Subsidiary have been assessed for all applicable taxes to and including the year ended December 31, 2023 and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and, other than as fully disclosed and provided for in the December 31, 2023 consolidated financial statements, pertaining to a portion of 2010 and 2011 BCMETC claims and the results of a CRA audit pertaining to the eligibility of expenditures in 2014 to 2016 as Canadian Exploration Expenses, the Company is not aware of any material contingent tax liability of the Company or its Subsidiaries not adequately reflected in the Financial Statements. To the best of its knowledge, no examination of any tax return of the Company or any of the Subsidiaries is currently in progress other than the 2010 and 2011 reassessments related to the BCMETC claims and appeal filed with the BC Supreme Court by the Company and the reassessments related to the eligibility of expenditures in 2014 to 2016 as Canadian Exploration Expenses together with the associated reassessment of subscribers for flow-through shares that have been impacted by any such ineligibility (whom the Company has indemnified) and there are no material issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable by the Company or any of the Subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company or any of the Subsidiaries.

(pp) No Litigation. The Prospectuses include disclosure of all material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending, threatened against or affecting the Company or any of the Subsidiaries, or to the Company’s knowledge, its directors or officers at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever.

(qq) Environmental Laws. In connection with the ownership, use, maintenance or operation of its property and assets, none of the Company nor any of the Subsidiaries has any knowledge of a material violation of any applicable federal, provincial, state, municipal, domestic, foreign or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “environmental laws”). Without limiting the generality of the foregoing:

(i) each of the Company and the Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all hazardous or toxic substances or wastes, pollutants or contaminants in material compliance with all applicable environmental laws, except for a fuel spill at its Courageous Lake property which has been cleaned up, the tailings facility for the old Johnny Mountain mine and certain sites around the old Johnny Mountain mine in which equipment, materials and mine structures have been buried or not properly closed, each of which is not material to the Company, and has received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii) there are no orders, rulings or directives issued against the Company or any of the Subsidiaries and to the knowledge of the Company there are no orders, rulings or directives pending or threatened against the Company or any of the Subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Company, although the Company is working with the British Columbia Ministry of Mining and Critical Minerals, the British Columbia Ministry of Environment and Parks and the Tahltan Nation to plan and execute a responsible reclamation plan to address the remaining environmental non-compliance at the old Johnny Mountain mine site.

Other than as set forth in the materials disclosed to the Agents during their due diligence investigations, no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or any of the Subsidiaries with respect thereto has been received by the Company or any of the Subsidiaries and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or any of the Subsidiaries is in progress, or, to the knowledge of the Company, threatened or pending, which could be expected to have a Material Adverse Effect on the Company or any of the Subsidiaries, and, to the knowledge of the Company, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or any of the Subsidiaries, on which any such legal proceeding might be commenced.

(rr) Material Non-Compliance. None of the Company, the Subsidiaries nor, to the knowledge of the Company, any of their directors or officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a Material Adverse Effect on the Company or the Subsidiaries.

(ss) Independent Accountants. The auditors who audited the Financial Statements are and have been independent public accountants as required under Applicable Securities Laws and there has never been a “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) between the Company and such auditors nor has there been any event which has led any of the Company’s current auditors to threaten to resign as auditors.

(tt) Finder’s Fee’s. Except as provided herein, there is no person, firm or Company which has been engaged by the Company to act for the Company and which is entitled to any brokerage or finder’s fee in connection with this Agreement or the transactions contemplated hereunder.

(uu) Unlawful Contributions. None of the Company, the Subsidiaries nor any of their employees or agents have made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution in violation of any law, or made any payment to any foreign, Canadian, provincial or governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Laws, in a manner that would reasonably be expected to have a Material Adverse Effect.

(vv) Operations. The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator non-governmental authority involving the Company with respect to the Money Laundering Laws is to the best knowledge of the Company pending or threatened.

(ww) Labor Disputes. No material labor dispute with the employees of the Company or the Subsidiaries currently exists or, to the knowledge of the Company or the Subsidiaries, is imminent and none of the Company nor the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Company, no action has been taken or is contemplated to organize any employees of the Company or the Subsidiaries.

(xx) No Consents Required. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or Governmental Authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the sale of the Placement Shares hereunder in the United States, or the consummation of the transactions contemplated by this Agreement, except filings with the TSX and the NYSE and the securing of their approval to the sale of the Placement Shares hereunder and the filing of the Prospectuses and the issue of the Passport Prospectus Receipt or such as have been already obtained, or as may be required, under Applicable Securities Laws.

(yy) Information Provided to the Agents. All information and documentation concerning the Company and the Subsidiaries (including but not limited to the Property Rights and Material Contracts), the Placement Shares and sale of the Placement Shares, that has been provided to the Agents on their request by the Company in connection with this Agreement is accurate and complete in all material respects and does not contain any misrepresentations.

(zz) Interference with Mineral Exploration. Except as set forth in the Registration Statement or the Prospectuses, no action has been taken by any persons which would in any way limit, restrict or cause interference with any mineral exploration and development work which the Company currently proposes to carry out on the Company’s Material Property.

(aaa) No Improper Practices. None of the Company or any of its Subsidiaries and the businesses now run by the Company or any of its Subsidiaries, and none of the directors, officers, supervisors, managers, agents, employees or other persons associated with or acting on behalf of the Company or any of its Subsidiaries has, to their knowledge (i) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any governmental agency or instrumentality in the United States of America or any other jurisdiction, (ii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (iii) violated or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing or any other applicable law, rule or regulation of any locality; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(bbb) Sanctions.

(i) The Company represents that, neither the Company nor any of its Subsidiaries (collectively, the “Entity”) or any director, officer, employee, agent, affiliate or representative of the Entity, is a government, individual, or entity (in this paragraph (bbb), “Person”) that is, or is controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, His Majesty’s Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authorities, including, without limitation, designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List (as amended, collectively, “Sanctions”), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, Cuba, Iran, North Korea, Syria and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (the “Sanctioned Countries”).

(ii) The Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country; or

(B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii) The Entity represents and covenants that, except as detailed in the Registration Statement and the Canadian Base Prospectus, since April 24, 2019, it has not engaged in, is not now engaging in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or is or was a Sanctioned Country.

(ccc) Auditor Recommendations. The auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company.

(ddd) Disclosure Controls and Procedures and Internal Control Over Financial Reporting. The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies in all material respects with the requirements of the Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Management of the Company assessed internal control over financial reporting of the Company as of December 31, 2023 and concluded internal control over financial reporting was effective as of such date. Since the date of the Financial Statements, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any material weaknesses or significant deficiencies in its internal control over financial reporting. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed so that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is made known to the Company’s management and is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; such disclosure controls and procedures were effective as of December 31, 2023.

(eee) No Price Stabilization or Manipulation. Neither the Company nor any of the Subsidiaries, nor to the knowledge of the Company, any of the Company’s affiliates, has taken, nor will the Company, any Subsidiary or, to the knowledge of the Company, any such affiliate take, directly or indirectly, any action that has constituted, or that might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company in connection with the offering and sale of the Placement Shares to facilitate the sale or resale of the Placement Shares.

(fff) Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Placement Shares and the application of the proceeds thereof as described in the Prospectuses under the heading “Use of Proceeds,” will not be an “investment company,” required to be registered as an investment company, under the Investment Company Act of 1940, as amended.

(ggg) Enforceability of Agreements. All agreements between the Company and third parties expressly referenced in the Registration Statement and the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company.

(hhh) Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included or incorporated by reference in the Registration Statement and the Prospectuses are based on or derived from sources that the Company reasonably believes are reliable and accurate.

(iii) Forward-Looking Information. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and no forward-looking information within the meaning of Section 1(1) of the Securities Act (Ontario)) contained or incorporated by reference in the Registration Statement and the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(jjj) Intellectual Property Rights. Except as disclosed in or incorporated by reference in the Registration Statement and the Prospectuses, the Company and the Material Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in or incorporated by reference in the Registration Statement and the Prospectuses (a) there are no rights of third parties to any such Intellectual Property owned by the Company and the Material Subsidiaries; (b) to the Company’s knowledge, there is no infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s and the Material Subsidiaries’ rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (d) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (e) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company and the Material Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (f) to the Company’s knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described in or incorporated by reference in the Registration Statement and the Prospectuses, as being owned by or licensed to the Company; and (g) the Company and the Material Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such Material Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (a)-(g) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, result in a Material Adverse Effect.

(kkk) Market Capitalization. At the time the Initial Registration Statement and at the time the Company’s most recent Annual Report on Form 40-F was filed, the Company met the then applicable requirements for the use of Form F-10 under the Securities Act. The Company meets the definition of “experienced issuer” under FINRA Rule 5110(j)(6).

(lll) No Material Defaults. Neither the Company nor any of the Material Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(mmm) No Reliance. The Company has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(nnn) ERISA. The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(ooo) Controlled Foreign Corporation. As of the date hereof, the Company is not a “controlled foreign corporation,” as such term is defined in the Internal Revenue Code of 1986, as amended.

(ppp) Insurance. The Company and each of the Material Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of the Material Subsidiaries reasonably believe are adequate for the conduct of their properties and as is customary for companies engaged in similar businesses in similar industries.

(qqq) Actively Traded. As of each date on which a Placement Notice is given and each date during the period in which sales are requested to be made under a Placement Notice, the Common Shares are “actively-traded securities” exempted from the requirements of Rule 101 of Regulation M by subsection (c)(1) of such rule.

(rrr) FINRA Matters. All of the information provided to the Agents or to counsel for the Agents by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects.

(sss) Broker/Dealer Relationships. Neither the Company nor any of the Material Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

(ttt) Dividend Restrictions. Except as may be restricted by Applicable Law, no Material Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Material Subsidiaries’ equity securities or from repaying to the Company or any other Material Subsidiaries any amounts that may from time to time become due under any loans or advances to such Material Subsidiaries from the Company or from transferring any property or assets to the Company or to any other Material Subsidiaries; except that under the Secured Notes issued to Sprott, KSMCo has agreed not to declare, pay or make any cash dividend or other cash distribution or payment on any shares in the capital of KSMCo, nor authorize, suffer or permit the repurchase of any shares in the capital of KSMCo and under the limited recourse guarantees provided by the Company to Sprott Resource Streaming and Royalty Corp., the Company has agreed to postpone payment of all indebtedness of KSMCo to the Company.

(uuu) Certification of Disclosure. There has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and “certifying officer” shall have the meanings given to such term in NI 52-109.

(vvv) Cybersecurity. Except as disclosed in the Registration Statement or included or incorporated by reference in the Prospectuses, there has been no material security breach or other material compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other compromise to their IT Systems and Data; (ii) the Company is presently in compliance with all Applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(www) Underwriter Agreements. The Company is not a party to any agreement with any agent or underwriter for any other “at-the-market” or continuous equity transaction.

(xxx) Agents Purchases. The Company acknowledges and agrees that the Agents have informed the Company that each of the Agents may, to the extent permitted under the Securities Act and the Exchange Act, purchase and sell Common Shares for its own account while this Agreement is in effect, provided, that the Company shall not be deemed to have authorized or consented to any such purchases or sales by the Agents.

(yyy) Margin Rules. Neither the issuance, sale and delivery of the Placement Shares nor the application of the proceeds thereof by the Company as described in the Registration Statement and the Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(zzz) Status Under the Securities Act. The Company was not and is not an ineligible issuer as defined in Rule 405 under the Securities Act at the times specified in Rules 164 and 433 under the Securities Act in connection with the offering of the Placement Shares.

(aaaa) No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, as of its issue date and as of each Applicable Time (as defined in Section 26 below), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any incorporated document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Agents specifically for use therein.

(bbbb) Stock Transfer Taxes. On each Settlement Date, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Placement Shares to be sold hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with.

(cccc) No Downgrade. Neither the Company nor its Subsidiaries have any debt securities or preferred stock that are rated by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act).

(dddd) Outbound Investment Security Program. Neither the Company nor any of its Subsidiaries is a “covered foreign person”, as that term is defined in 31 C.F.R. § 850.209. Neither the Company nor any of its Subsidiaries currently engages, or has plans to engage, directly or indirectly, in a “covered activity”, as that term is defined in in 31 C.F.R. § 850.208 (“Covered Activity”). The Company does not have any joint ventures that engages in or plans to engage in any Covered Activity. The Company also does not, directly or indirectly, hold a board seat on, have a voting or equity interest in, or have any contractual power to  direct or cause the direction of the management or policies of any person or persons that engages or plans to engage in any Covered Activity.

Any certificate signed by any officer on behalf of the Company or any of the Material Subsidiaries and delivered to the Agents or to counsel for the Agents pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Company or Material Subsidiaries, as the case may be, to the Agents as to the matters covered thereby.

7. Covenants of the Company. The Company covenants and agrees with each of the Agents that:

(a) Registration Statement, U.S. Prospectus and Canadian Prospectus Amendments. After the date of this Agreement and during any period in which a U.S. Prospectus or Canadian Prospectus relating to any Placement Shares is required to be delivered by Agents under the Securities Act or Canadian Securities Laws (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act or similar rule), (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference, has been filed with the Commission or the Canadian Securities Regulators and/or has become effective or any subsequent supplement to the U.S. Prospectus or Canadian Prospectus has been filed and of any request by the Commission or the Canadian Securities Regulators for any amendment or supplement to the Registration Statement, U.S. Prospectus or Canadian Prospectus, as applicable, or for additional information, (ii) the Company will prepare and file with the Commission or Canadian Securities Regulators, promptly upon the Agents’ request, any amendments or supplements to the Registration Statement, U.S. Prospectus or the Canadian Prospectus, as applicable, that, in the Agents’ reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by an Agent (provided, however, that the failure of the Agents to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Company in this Agreement, and provided, further, that the only remedy the Agents shall have with respect to the failure to make such filing shall be to cease making sales under this Agreement until such amendment or supplement is filed); (iii) the Company will not file any amendment or supplement to the Registration Statement, U.S. Prospectus or Canadian Prospectus relating to the Common Shares or a security convertible into the Common Shares unless a copy thereof has been submitted to the Agents within a reasonable period of time before the filing and the Agents have not reasonably objected thereto (provided, however, that (A) the failure of the Agents to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Company in this Agreement and (B) the Company has no obligation to provide the Agents any advance copy of such filing or to provide the Agents an opportunity to object to such filing if such filing does not name the Agents and does not relate to the Placement Shares or to the transactions contemplated hereunder, and provided further, that the only remedy the Agents shall have with respect to the failure to obtain such consent shall be to cease making sales under this Agreement until such amendment or supplement is filed) and the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement, U.S. Prospectus or Canadian Prospectus, except for those documents available via EDGAR or SEDAR+, as applicable; and (iv) the Company will cause each amendment or supplement to the U.S. Prospectus or the Canadian Prospectus to be filed with the Commission or the Canadian Securities Regulators as required pursuant to applicable Canadian Securities Laws and the provisions of Form F-10, or if Form F-10 is not available such other form as may be available, or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act or applicable Canadian Securities Laws, within the time period prescribed (the determination to file or not file any amendment or supplement with the Commission under this Section 7(a), based on the Company’s reasonable opinion or reasonable objections, shall be made exclusively by the Company).

(b) Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission, the Exchanges, CIRO or the Canadian Securities Regulators of any stop order suspending the effectiveness of the Registration Statement, of the suspension of the qualification of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued. The Company will advise the Agents promptly after it receives any request by the Commission or the Canadian Securities Regulators for any amendments to the Registration Statement or any amendment or supplements to the U.S. Prospectus, Canadian Prospectus or any Issuer Free Writing Prospectus or for additional information related to the offering of the Placement Shares or for additional information related to the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus.

(c) Delivery of Prospectuses; Subsequent Changes. During any period in which the U.S. Prospectus or the Canadian Prospectus relating to the Placement Shares is required to be delivered by an Agent under the Securities Act or Canadian Securities Laws with respect to the offer and sale of the Placement Shares, (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act or similar rule), the Company will comply with all requirements imposed upon it by the Securities Act and Canadian Securities Laws, as from time to time in force, and to file on or before their respective due dates all reports and any definitive proxy or information statements required to be filed by the Company with the Commission or the Canadian Securities Regulators pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act or Canadian Securities Laws. If the Company has omitted any information from the Registration Statement pursuant to Rule 430B under the Securities Act, it will use its best efforts to comply with the provisions of and make all requisite filings with the Commission pursuant to said Rule 430B and to notify the Agents promptly of all such filings. If during such period any event occurs as a result of which the U.S. Prospectus or the Canadian Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or U.S. Prospectus to comply with the Securities Act or the Canadian Prospectus to comply with applicable Canadian Securities Laws, the Company will promptly notify the Lead Agent to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Registration Statement, U.S. Prospectus or the Canadian Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance, provided, however, that the Company may delay any such amendment or supplement if, in the judgment of the Company, it is in the best interest of the Company to do so, provided that no Placement Notice is in effect during such time.

(d) Listing of Placement Shares. During any period in which the U.S. Prospectus or the Canadian Prospectus relating to the Placement Shares is required to be delivered by an Agent under the Securities Act or Canadian Securities Law, as applicable, with respect to the offer and sale of the Placement Shares, the Company will use its commercially reasonable efforts to cause the Placement Shares to be listed on each Exchange.

(e) Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement, U.S. Prospectus or the Canadian Prospectus that are filed with the Commission or the Canadian Securities Regulators, as applicable, during any period in which the U.S. Prospectus or the Canadian Prospectus relating to the Placement Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or delivered under Canadian Securities Laws, as applicable, in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request and, at the Agents’ request, will also furnish copies of the U.S. Prospectus to each exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the U.S. Prospectus and the Canadian Prospectus) to the Agents to the extent such document is available on EDGAR or SEDAR+, as the case may be.

(f) Earnings Statement. To the extent not available on the Commission’s EDGAR system, the Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(g) Use of Proceeds. The Company will use the Net Proceeds as described in the U.S. Prospectus in the section entitled “Use of Proceeds.”

(h) Notice of Other Sales. Without the prior written consent of the Agents, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares during the period beginning on the fifth (5th) Trading Day immediately prior to the date on which any Placement Notice is delivered to Agents hereunder and ending on the fifth (5th) Trading Day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice (or, if the Placement Notice has been terminated or suspended prior to the sale of all Placement Shares covered by a Placement Notice, the date of such suspension or termination); and will not directly or indirectly in any other “at-the-market” or continuous equity transaction (which, for greater certainty, does not include a private placement or prospectus offering with a single closing date for the sale of shares, or two discrete closing dates, one for the initial sale of shares and a subsequent closing date in respect of the exercise of an over-allotment or other option to increase the size of the initial offering) offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares prior to the later of the termination of this Agreement and the sixtieth (60th) day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice; provided, however, that such restrictions will not be required in connection with the Company’s issuance or sale of (i) Common Shares, restricted share units, deferred share units, or Common Shares issuable upon the vesting and settlement of restricted share units or deferred share units, pursuant to any employee or director benefits plan, stock ownership plan or dividend reinvestment plan (but not Common Shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, (ii) Common Shares issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding, and disclosed in filings by the Company available on EDGAR or SEDAR+ or otherwise in writing to the Agents, (iii) Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes, and (iv) Common Shares offered and sold in privately negotiated transactions that are not for capital raising purposes to vendors, lenders, strategic partners or potential strategic partners, or Canadian indigenous groups under the terms of impact benefit agreements with the Company or one of its subsidiaries.

(i) Change of Circumstances. The Company will, at any time during the pendency of a Placement Notice advise the Agents promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document required to be provided to the Agents pursuant to this Agreement.

(j) Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agents or its representatives in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as the Agents may reasonably request.

(k) Required Filings Relating to Placement of Placement Shares. The Company shall disclose, in its quarterly reports on Form 6-K and in its annual report on Form 40-F to be filed by the Company with the Commission from time to time, the number of the Placement Shares sold through the an Agent under this Agreement, and the Net Proceeds to the Company from the sale of the Placement Shares pursuant to this Agreement during the relevant quarter or, in the case of an Annual Report on Form 40-F, during the fiscal year covered by such Annual Report and the fourth quarter of such fiscal year. The Company agrees that on such dates as the Canadian Securities Laws and Form F-10 shall require, the Company will (i) file a prospectus supplement with the Canadian Securities Regulators and the Commission, which prospectus supplement will set forth, within the relevant period, the amount of Placement Shares sold through an Agent, the Net Proceeds to the Company and the compensation payable by the Company to an Agent with respect to such Placement Shares, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

(l) Representation Dates; Certificate. (1) Prior to the date of the first Placement Notice and (2) each time the Company:

(i) files the U.S. Prospectus or Canadian Prospectus relating to the Placement Shares or amends or supplements (other than a prospectus supplement relating solely to an offering of securities other than the Placement Shares) the Registration Statement or the U.S. Prospectus or Canadian Prospectus relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of documents by reference into the Registration Statement or the U.S. Prospectus or Canadian Prospectus relating to the Placement Shares;

(ii) files an annual report on Form 40-F under the Exchange Act (including any Form 40-F/A containing amended financial statements or a material amendment to the previously filed Form 40-F) or annual information form under Canadian Securities Law;

(iii) files or furnishes its quarterly financial statements on Form 6-K under the Exchange Act or as required pursuant to Canadian Securities Laws; or

(iv) files or furnishes a Form 6-K containing amended financial statements under the Exchange Act or files or furnishes amended financial statements as required by Canadian Securities Laws

(each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a “Representation Date”);

the Company shall furnish the Agents but in the case of clause (iv) above only if any Agent reasonably determines that the information contained in such filing is material) with a certificate dated the Representation Date, in the form and substance satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement and the Prospectus as amended or supplemented. The requirement to provide a certificate under this Section 7(l) shall be waived for any Representation Date occurring at a time a Suspension is in effect, which waiver shall continue until the earlier to occur of the date the Company delivers instructions for the sale of Placement Shares hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when a Suspension was in effect and did not provide the Agents with a certificate under this Section 7(l), then before the Company delivers the instructions for the sale of Placement Shares or the Agents sell any Placement Shares pursuant to such instructions, the Company shall provide the Agents with a certificate in conformity with this Section 7(l) dated as of the date that the instructions for the sale of Placement Shares are issued.

(m) Legal Opinion. (1) Prior to the date of the first Placement Notice and (2) within five (5) Trading Days of each Representation Date described in Sections 7(l)(i), (ii) or (iii) with respect to which the Company is obligated to deliver a certificate pursuant to Exhibit 7(l) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause to be furnished to the Agents a written opinion of Carter Ledyard & Milburn LLP in its capacity as the Company’s U.S. securities counsel (“U.S. Company Counsel”) and DuMoulin Black LLP in its capacity as the Company’s Canadian counsel (“Canadian Company Counsel”) or other counsel(s) satisfactory to the Agents, in form and substance satisfactory to Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, as applicable, as then amended or supplemented; provided, however, that the Company shall be required to furnish to the Agents no more than one opinion hereunder per calendar quarter; provided further, that in lieu of such opinions for subsequent periodic filings under the Exchange Act, counsel may furnish the Agents with a letter (a “Reliance Letter”) to the effect that the Agents may rely on a prior opinion delivered under this Section 7(m) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, as applicable, as amended or supplemented as of the date of the Reliance Letter).

(n) Title Opinion. (1) Prior to the date of the first Placement Notice and (2) within five (5) Trading Days of each Representation Date described in Sections 7(l)(i) and (ii), the Company shall cause to be furnished to the Agents a written opinion of Canadian Company Counsel as to the ownership and title of the Company to the KSM Project and any such other material property and with respect to such other matters related to the transactions contemplated hereby as may be reasonably requested by the Agents.

(o) Officer’s Certificate. (1) Prior to the date of the first Placement Notice and (2) within five (5) Trading Days of the date on which the Company files an annual report on Form 40-F, the Company shall cause to be furnished to the Agents an officer’s certificate stating that no issues exist with respect to the title, surface rights, subsurface rights, exploration and exploitation rights, as applicable on the Material Property.

(p) Comfort Letter. (1) Prior to the date of the first Placement Notice and (2) within five (5) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 7(l) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause its independent registered public accounting firm to furnish letters (the “Comfort Letters”) to the Agents, dated the date the Comfort Letter is delivered, which shall meet the requirements set forth in this Section 7(p); provided, that if requested by an Agent, the Company shall cause a Comfort Letter to be furnished to the Agents within ten (10) Trading Days of the date of occurrence of any material transaction or event, including the restatement of the Company’s financial statements. The Comfort Letter from the Company’s independent registered public accounting firm shall be in a form and substance satisfactory to the Agents, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act and the Public Company Accounting Oversight Board (United States) and are an independent auditor as required by Canadian Securities Laws, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of Common Shares or (ii) sell, bid for, or purchase Common Shares in violation of Regulation M, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(r) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor any of the Material Subsidiaries will be or become, at any time prior to the termination of this Agreement, required to register as an “investment company,” as such term is defined in the Investment Company Act.

(s) No Offer to Sell. Other than an Issuer Free Writing Prospectus approved in advance by the Company and the Agents in their capacity as agents hereunder, none of the Agents nor the Company (including its agents and representatives, other than the Agents in their capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(t) Blue Sky and Other Qualifications. The Company will use its commercially reasonable efforts, in cooperation with the Agents, to qualify the Placement Shares for offering and sale, or to obtain an exemption for the Placement Shares to be offered and sold, under the Applicable Securities Laws of those states as may be required and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Placement Shares as an “at-the-market distribution” (but in no event for less than one year from the date of this Agreement); provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Placement Shares have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Placement Shares as an “at-the-market distribution” (but in no event for less than one year from the date of this Agreement).

(u) Disclosure Controls and Procedures and Internal Control Over Financial Reporting. The Company and the Material Subsidiaries will maintain and keep accurate books and records reflecting their assets and maintain internal accounting controls and procedures in a manner designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards and including those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Company’s consolidated financial statements in accordance with IFRS as may then be applicable, (iii) that receipts and expenditures of the Company are being made only in accordance with management’s and the Company’s directors’ authorization, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company and the Material Subsidiaries will maintain such controls and other procedures, including, without limitation, those required by Sections 302 and 906 of the Sarbanes-Oxley Act and NI 52-109, and the applicable regulations thereunder that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act or Canadian Securities Laws is recorded, processed, summarized and reported, within the time periods specified in the Commission’s or Canadian Securities Regulators’ rules and forms, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act or Canadian Securities Laws is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to ensure that material information relating to the Company or the Material Subsidiaries is made known to them by others within those entities, particularly during the period in which such periodic reports are being prepared.

(v) Secretary’s Certificate; Further Documentation. Prior to the date of the first Placement Notice, the Company shall deliver to the Agents a certificate of the Secretary of the Company and attested to by an executive officer of the Company, dated as of such date, certifying as to (i) the constating documents of the Company, (ii) the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement and the issuance of the Placement Shares and (iii) the incumbency of the officers duly authorized to execute this Agreement and the other documents contemplated by this Agreement. Within five (5) Trading Days of each Representation Date, the Company shall have furnished to the Agents such further information, certificates and documents as an Agent may reasonably request.

(w) Canadian Securities Laws, Securities Act, and Exchange Act. The Company will use its commercially reasonable efforts to comply in all material respects with all requirements imposed upon it by Canadian Securities Laws, the Securities Act, the Exchange Act and the rules of the Exchanges as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the U.S. Prospectus.

(x) Reports, etc. The Company will use its commercially reasonable efforts to (i) file promptly all reports required to be filed by the Company with the Commission or the Canadian Securities Regulators; (ii) file promptly all reports and other documents required to be filed by the Company to comply with Canadian Securities Laws, (iii) provide the Agents with a copy of such reports and statements and other documents filed by the Company pursuant to the Canadian Securities Laws and to promptly notify the Lead Agent of such filing unless available on SEDAR+; (iv) advise the Lead Agent, promptly after it receives notices thereof, (x) of any request by the Canadian Securities Regulators or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or the Issuer Free Writing Prospectus, if any, or for additional information with respect thereto or (y) of the issuance by the Commission or a Canadian Securities Regulator of any stop order suspending the effectiveness of the Registration Statement or either of the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose.

(y) Shelf Procedures. The Company shall comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the Canadian Securities Regulators and the U.S. Prospectus Supplement with the Commission on the day which is no later than two Business Days following the date of this Agreement. If during the period in which a prospectus is required by law to be delivered by the Agents, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the Agents or counsel for the Agents, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts relating to the Company and the Material Subsidiaries (taken as a whole) and the Placement Shares; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, to comply with any law, the Company promptly will prepare and file with the Commission and the Canadian Securities Regulators, and furnish at its own expense to the Agents, an appropriate amendment to the Registration Statement or supplement to the U.S. Prospectus, Canadian Prospectus or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Prospectus or the Canadian Prospectus, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts relating to the Company and the Material Subsidiaries (taken as a whole) and the Placement Shares; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, U.S. Prospectus or the Canadian Prospectus shall comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Prospectus or the Canadian Prospectus in connection with this Agreement, the Company shall furnish the Agents with a copy of such proposed amendment or supplement and shall not file such amendment or supplement to which the Agents reasonably object.

(z) Marketing Materials. During the term of this Agreement, the Company shall not provide any “marketing materials” (as such term is defined in NI 41-101) in Canada.

8. Payment of Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation and filing of the Registration Statement, including any fees required by the Commission or the Canadian Securities Regulators, and the printing or electronic delivery of the Registration Statement, the Form F-X and the Prospectuses as originally filed and of each amendment and supplement thereto, in such number as the Agents shall deem necessary, (ii) the printing and delivery to the Agents and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Placement Shares, (iii) the preparation, issuance and delivery of the certificates, if any, for the Placement Shares to the Agents, including any stock or other transfer taxes and any capital duties, stamp duties or other duties or taxes payable upon the sale, issuance or delivery of the Placement Shares to the Agents, (iv) the fees and disbursements of the counsel, accountants and other advisors to the Company, (v) the reasonable fees and expenses of the Agents, including but not limited to the fees and expenses of the counsel to the Agents, payable upon the execution of this Agreement, (a) in an amount not to exceed US$75,000, in connection with the execution of this Agreement, (b) in an amount not to exceed US$25,000 per calendar quarter thereafter payable in connection with each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 7(l) for which no waiver is applicable and excluding the date of this Agreement, and (c) in an amount not to exceed US$40,000 for each program “refresh” (filing of a new registration statement, Form F-X, prospectus or prospectus supplement relating to the Placement Shares and/or an amendment of this Agreement) executed pursuant to this Agreement; (vi) the qualification or exemption of the Placement Shares under state and provincial securities laws in accordance with the provisions of Section 7(r) hereof, including filing fees, but excluding fees of the Agents’ counsel, (vii) the printing and delivery to the Agents of copies of any Permitted Issuer Free Writing Prospectus and the Prospectuses and any amendments or supplements thereto in such number as the Agents shall deem necessary, (viii) the preparation, printing and delivery to the Agents of copies of the blue sky survey, (ix) the fees and expenses of the transfer agent and registrar for the Common Shares, (x) the filing and other fees incident to any review by FINRA of the terms of the sale of the Placement Shares including the fees of the Agents’ counsel (subject to the cap set forth in clause (v) above), and (xi) the fees and expenses incurred in connection with the listing of the Placement Shares on each Exchange. The Company agrees to pay the fees and expenses of counsel to the Agent set forth in clause (v) above by wire transfer of immediately available funds directly to such counsel upon presentation of an invoice containing the requisite payment information prepared by such counsel.

9. Conditions to Agents’ Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents and their counsel of a due diligence review satisfactory to it in their reasonable judgment, and to the continuing satisfaction (or waiver by each of the Agents in their sole discretion) of the following additional conditions:

(a) Registration Statement Effective. The Registration Statement shall have become effective and shall be available for the (i) resale of all Placement Shares issued to the Agents and not yet sold by the Agents and (ii) sale of all Placement Shares contemplated to be issued by any Placement Notice.

(b) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Securities Regulators or any other federal, state or provincial Governmental Authority during the period of effectiveness of the Registration Statement, the response to which would require any post-effective amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Securities Regulators or any other federal, state or provincial Governmental Authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) the occurrence of any event that makes any statement of a material fact made in the Registration Statement or either of the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of each Prospectus, it will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) No Misstatement or Material Omission. The Agents shall not have been advised by the Company or the Agents’ counsel that the Registration Statement or the Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents’ reasonable opinion is material, or omits to state a fact that in the Agents’ reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d) Material Changes. Except as contemplated in the Prospectuses, or disclosed in the Company’s reports filed with the Commission and the Canadian Securities Regulators, there shall not have been any material adverse change in the authorized capital stock of the Company or any Material Adverse Effect or any development would cause a Material Adverse Effect, in the reasonable judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e) Legal Opinions and Officer Certificates. The Agents shall have received the opinions of each of U.S. Company Counsel and Canadian Company Counsel required to be delivered pursuant to Section 7(m) and 7(n) and the officer certificates pursuant to Section 7(o) on or before the date on which such delivery of such opinion or certificate is required pursuant to Section 7(m), Section 7(n) and Section 7(o), respectively.

(f) Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 7(p) on or before the date on which such delivery of such Comfort Letter is required pursuant to Section 7(p).

(g) Representation Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 7(l) on or before the date on which delivery of such certificate is required pursuant to Section 7(l).

(h) No Suspension. Trading in the Common Shares shall not have been suspended on either Exchange and the Common Shares shall not have been delisted from either Exchange.

(i) Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(l), the Company shall have furnished to the Agents such appropriate further information, opinions, certificates, letters and other documents as the Agents may reasonably request. All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof.

(j) Securities Act Filings Made. All filings with the Canadian Securities Regulators and the Commission required by Canadian Securities Laws and Form F-10 to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing.

(k) Approval for Listing. The Placement Shares shall either have been approved for listing on each Exchange, subject only to notice of issuance, or the Company shall have filed an application for listing of the Placement Shares on each Exchange at, or prior to, the issuance of any Placement Notice and each Exchange shall have reviewed such application and not provided any objections to such application.

(l) FINRA. If applicable, FINRA shall not have raised any objection to the terms of this offering and the amount of compensation allowable or payable to the Agents as described in the U.S. Prospectus.

(m) No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 12(a).

(n) No Governmental Objections. No U.S., Canadian, or other Governmental Authority shall have issued any opinion, guidance, objection, or advice that can be construed as limiting or restricting in any way the ability of the Agents to carry out the transactions contemplated hereunder.

(o) Regulation M. The Common Shares shall be an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M by subsection (c)(1) of such rule.

10. Indemnification and Contribution.

(a) Company Indemnification. The Company agrees to indemnify and hold harmless the Agents and their respective affiliates, partners, members, directors, officers, employees and agents and each person, if any, who controls the applicable Agent or any affiliate within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any related Issuer Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 10(d) below) any such settlement is effected with the written consent of the Company, which consent shall not unreasonably be delayed or withheld; and

(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission (whether or not a party), to the extent that any such expense is not paid under (i) or (ii) above, provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with the Agents’ Information (as defined below).

(b) Agent Indemnification. Each Agent, severally but not jointly, agrees to indemnify and hold harmless the Company and its directors and each officer of the Company who signed the Registration Statement or the Prospectuses, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 10(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto), the Prospectuses (or any amendment or supplement thereto) or any Issuer Free Writing Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with information relating to the Agent and furnished to the Company in writing by the Agent expressly for use therein. The Company hereby acknowledges that the only information that the Agent has furnished to the Company expressly for use in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus (or any amendment or supplement thereto) are the statements set forth in paragraphs 10, 12 and the last two sentences of paragraph 13 under the caption “Plan of Distribution” in the U.S. Prospectus and paragraphs 10, 12 and the last two sentences of paragraph 13 under the caption “Plan of Distribution” in the Canadian Prospectus (the “Agents’ Information”).

(c) Procedure. Any party that proposes to assert the right to be indemnified under this Section 10 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 10, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 10 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 10 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any other legal expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action; in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (plus local counsel) admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. Subject to Section 10(d), an indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 10 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an express and unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement Without Consent if Failure to Reimburse. If an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 10(a)(ii) effected without its written consent if (1) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (2) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(e) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 10 is applicable in accordance with its terms but for any reason is held to be unavailable or insufficient from the Company or an Agent, the Company and such Agent will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by the Agents from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by Applicable Law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and such Agent, on the other hand, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or such Agent, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Agent agree that it would not be just and equitable if contributions pursuant to this Section 10(e) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 10(e) shall be deemed to include, for the purpose of this Section 10(e), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 10(c) hereof. Notwithstanding the foregoing provisions of this Section 10(e), the Agents shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 10(e), any person who controls a party to this Agreement within the meaning of the Securities Act, any affiliates of an Agent and any officers, directors, partners, employees or agents of an Agent or any of its affiliates, will have the same rights to contribution as that party, and each director of the Company and each officer of the Company who signed the Registration Statement or the Prospectuses will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 10(e), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 10(e) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 10(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 10(c) hereof. The Agents’ respective obligations to contribute pursuant to this Section 10(e) are several in proportion to the respective number of Placement Shares they have sold hereunder, and not joint.

11. Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 10 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Company (or any of their respective officers, directors, employees or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

12. Termination.

(a) Each Agent may terminate this Agreement, only with respect to itself, by notice to the Company, as hereinafter specified at any time (1) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Prospectus, any change, or any development or event involving a prospective change, in the condition, financial or otherwise, or in the business, properties, earnings, results of operations or prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, which individually or in the aggregate, in the reasonable sole judgment of the Agent, is material and adverse and makes it impractical or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (2) if there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agent, impracticable or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (3) if trading in the Common Shares has been suspended or limited by the Commission, any Canadian Securities Regulator, CIRO or either Exchange, or if trading generally on either Exchange has been suspended or limited, or minimum prices for trading have been fixed on the Exchange, (4) if any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market shall have occurred and be continuing, (5) if a major disruption of securities settlements or clearance services in the United States or Canada shall have occurred and be continuing, or (6) if a banking moratorium has been declared by either Canadian or U.S. Federal or New York authorities. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8 (Payment of Expenses), Section 10 (Indemnification and Contribution), Section 11 (Representations and Agreements to Survive Delivery), Section 17 (Governing Law and Time; Waiver of Jury Trial), Section 18 (Consent to Jurisdiction), Section 19 (Appointment of Agent for Service) and Section 20 (Judgment Currency) hereof shall remain in full force and effect notwithstanding such termination. If an Agent elects to terminate this Agreement as provided in this Section 12(a), such Agent shall provide the required notice as specified in Section 13 (Notices).

(b) The Company shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8, Section 10, Section 11, Section 17, Section 18, Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(c) Each Agent shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement, only with respect to itself, in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8, Section 10, Section 11, Section 17, Section 18, Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(d) This Agreement shall remain in full force and effect unless terminated pursuant to Sections 12(a), (b), or (c) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8, Section 10, Section 11, Section 17, Section 18, Section 19 and Section 20 shall remain in full force and effect.

(e) Any termination of this Agreement shall be effective on the date specified in such notice of termination and only with respect to the Agents listed in the notice of termination and who have signed such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by any such Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

13. Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and delivered as follows:

If to the Lead Agent, then to:

Cantor Fitzgerald & Co.

110 East 59th Street

New York, NY 10022

Attention: Capital Markets

Facsimile: [Redacted – Phone Number]

Email: [Redacted – Email Address]

With a copy to: General Counsel

Facsimile: [Redacted – Phone Number]

Email: [Redacted – Email Address]

and if to any other Agents, then to:

RBC Capital Markets, LLC

200 Vesey Street, 8th Floor

3 World Financial Center

New York, NY 10281

Attention: TJ Opladen

Telephone: [Redacted – Phone Number]

Email: [Redacted – Email Address]

Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, Ontario M5H 3M7

Attention: Elan Shevel, Chief Compliance Officer

Email: [Redacted – Email Address]

and

499 Park Avenue

New York, NY 10022

Attention General Counsel

Email: [Redacted – Email Address]

RBC Dominion Securities Inc.

200 Bay Street, 4th Floor, South Tower

Toronto, Ontario M5J 2J5

Attention: Jason Coviensky

Email: [Redacted – Email Address]

with a copy to:

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: Daniel I. Goldberg, Esq.

Telephone: [Redacted – Phone Number]

Email: [Redacted – Email Address]

and

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario M5X 1A4

Attention: James Clare

Facsimile: [Redacted – Phone Number]

Email: [Redacted – Email Address]

and if to the Company, shall be delivered to:

Seabridge Gold Inc.

106 Front Street East

Suite 400

Toronto, Ontario M5A 1E1

Attention: Chief Executive Officer

Facsimile: [Redacted – Phone Number]

Email: [Redacted – Email Address]

with a copy to:

Carter Ledyard & Milburn LLP

2 Wall Street

New York, NY 10005

Attention: Guy P. Lander, Esq.

Facsimile: [Redacted – Phone Number]

Email: [Redacted – Email Address]

and

DuMoulin Black LLP

15th Floor, 1111 West Hastings Street

Vancouver, BC, V6E 2J3

Attention: Brian Lindsay

Facsimile: [Redacted – Phone Number]

Email: [Redacted – Email Address]

Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which each Exchange and commercial banks in the City of New York and the City of Toronto are open for business.

An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 13 if sent to the electronic mail address specified by the receiving party above or under separate cover. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives verification of receipt by the receiving party. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”) which shall be sent to the requesting party within ten (10) days of receipt of the written request for Nonelectronic Notice.

14. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and each Agent and their respective successors and the parties referred to in Section 10 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other parties; provided, however, that either Agent may assign its rights and obligations hereunder to an affiliate thereof without obtaining the Company’s consent.

15. Adjustments for Stock Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Placement Shares.

16. Entire Agreement; Amendment; Severability; Waiver. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and each of the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement. No implied waiver by a party shall arise in the absence of a waiver in writing signed by such party. No failure or delay in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power, or privilege hereunder.

17. GOVERNING LAW AND TIME; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18. CONSENT TO JURISDICTION. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. TO THE EXTENT THAT THE COMPANY HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY (ON THE GROUNDS OF SOVEREIGNTY OR OTHERWISE) FROM THE JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS WITH RESPECT TO ITSELF OR ITS PROPERTY, THE COMPANY IRREVOCABLY WAIVES, AS AGENTS FOR SUITS, ACTIONS OR PROCEEDINGS HEREUNDER, TO THE FULLEST EXTENT PERMITTED BY LAW, SUCH IMMUNITY IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING.

19. Appointment of Agent for Service. The Company has filed with the Commission a Form F-X appointing Corporation Service Company (or any successor) as its agent for service of process in any suit, action or proceeding described in Section 18 and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

20. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agents could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to the Agents or any person controlling the Agents shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by the Agents or any person controlling the Agents of any sum in such other currency, and only to the extent that the Agents or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to the Agents or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify the Agents or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Agents or controlling person hereunder, the Agents or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to the Agents or controlling person hereunder

21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile or electronic delivery of a portable document format (PDF) file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com).

22. Construction. The section and exhibit headings herein are for convenience only and shall not affect the construction hereof. References herein to any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority shall be deemed to refer to such law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder.

23. Permitted Free Writing Prospectuses. The Company represents, warrants and agrees that, unless it obtains the prior written consent of each of the Agents, and each of the Agents represent, warrant and agree that, unless they obtain the prior written consent of the Company, they have not made and will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Agents or by the Company, as the case may be, is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents and warrants that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping. For the purposes of clarity, the parties hereto agree that all free writing prospectuses, if any, listed in Exhibit 23 hereto are Permitted Free Writing Prospectuses.

24. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) each Agent is acting solely as agent in connection with the public offering of the Placement Shares and in connection with each transaction contemplated by this Agreement and the process leading to such transactions, and no fiduciary or advisory relationship between the Company or any of its respective affiliates, shareholders (or other equity holders), creditors or employees or any other party, on the one hand, and the Agents, on the other hand, has been or will be created in respect of any of the transactions contemplated by this Agreement, irrespective of whether or not such Agent has advised or is advising the Company on other matters, and no Agent has any obligation to the Company with respect to the transactions contemplated by this Agreement except the obligations expressly set forth in this Agreement;

(b) it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) neither the Agents nor their respective affiliates have provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement and it has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate;

(d) it is aware that each Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that such Agent and its affiliates have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship or otherwise; and

(e) it waives, to the fullest extent permitted by law, any claims it may have against an Agent or its affiliates for breach of fiduciary duty or alleged breach of fiduciary duty in connection with the sale of Placement Shares under this Agreement and agrees that the such Agent and its affiliates shall not have any liability (whether direct or indirect, in contract, tort or otherwise) to it in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on its behalf or in right of it or the Company, employees or creditors of Company.

25. No Joint Venture. The Company and the Agents expressly acknowledge, understand and agree that the Agents are not, and shall not be deemed for any purpose, to be acting as a joint venture or partner of one another and that the Agents assume responsibility or liability, express or implied, for any actions or omissions of, or the performance of services by the Agents in connection with the offering of the Placement Shares pursuant to this Agreement, or otherwise. The obligations of the Agents hereunder shall be several and not joint.

26. Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws.

“Applicable Time” means (i) each Representation Date, (ii) the time of each sale of any Placement Shares pursuant to this Agreement and (iii) each Settlement Date.

“Canadian Agents” means Cantor Fitzgerald Canada Corporation and RBC Dominion Securities Inc.

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions.

“Governmental Authority” means (i) any federal, provincial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self-regulatory organization; or (iii) any political subdivision of any of the foregoing.

“Iskut Subsidiaries” means SnipGold Corp., Hattrick Resources Corp. and Tuksi Mining & Development Company Ltd.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Placement Shares that (1) is required to be filed with the Commission by the Company, (2) is a “road show” that is a “written communication” within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the Commission, or (3) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Placement Shares or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act Regulations.

“KSMCo” means KSM Mining ULC, an unlimited liability company incorporated pursuant to the laws of British Columbia.

“Material Adverse Effect” means (i) any event, fact, circumstance, development, occurrence or state of affairs that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise), prospects, or results of operations of the Company and any of the Subsidiaries, taken as a whole, whether or not arising in the ordinary course of business or (ii) that would result in any of the Registration Statement and Prospectuses containing a misrepresentation.

“Material Contracts” means all of the material contracts and agreements of the Company and of the Subsidiaries.

“Material Subsidiary” means KSMCo.

“NI 44-102” means NationaI Instrument 44-102 -Shelf Distributions.

“Qualifying Authorities” means the securities regulatory authorities of the Qualifying Jurisdictions.

“Qualifying Jurisdictions” means the provinces of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan and Nova Scotia and the Yukon.

“Rule 164,” “Rule 172,” “Rule 405,” “Rule 415,” “Rule 424,” “Rule 424(b),” “Rule 430B,” and “Rule 433” refer to such rules under the Securities Act Regulations.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval+, and, where the context requires, also includes SEDAR, the predecessor to SEDAR+.

“Subsidiaries” means, collectively, the Material Subsidiaries, Seabridge Gold (NWT) Inc., Seabridge Gold Corporation, Snowstorm Exploration LLC, Seabridge Gold (KSM) Inc., Seabridge Gold (Yukon) Inc., Pacific Intermountain Gold, Corporation, 5555 Gold Inc., 5555 Silver Inc. and the Iskut Subsidiaries.

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder.

All references in this Agreement to financial statements and schedules and other information that is “contained,” “included” or “stated” in the Registration Statement or the Prospectuses (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is incorporated by reference in the Registration Statement or the Prospectus, as the case may be.

All references in this Agreement to the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission or the Canadian Securities Regulators pursuant to EDGAR and SEDAR+, as applicable; all references in this Agreement to any Issuer Free Writing Prospectus (other than any Issuer Free Writing Prospectuses that, pursuant to Rule 433, are not required to be filed with the Commission) shall be deemed to include the copy thereof filed with the Commission pursuant to EDGAR; and all references in this Agreement to “supplements” to the Prospectuses shall include, without limitation, any supplements, “wrappers” or similar materials prepared in connection with any offering, sale or private placement of any Placement Shares by the Agents outside of the United States or Canada.

[Signature Page Follows]

If the foregoing correctly sets forth the understanding among the Company and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among the Company and the Agents.

Very truly yours,

SEABRIDGE GOLD INC.

By:	(signed) “Chris Reynolds”
Name:	Chris Reynolds
Title:	VP Finance & CFO

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD & CO.			RBC CAPITAL MARKETS, LLC

By:	(signed) “Sameer Vasudev”		By:	(signed) “Michael Ventura”
	Name:	Sameer Vasudev		Name:	Michael Ventura
	Title:	Managing Director		Title:	U.S. Head, Equity Capital Markets

CANTOR FITZGERALD CANADA CORPORATION			RBC DOMINION SECURITIES INC.

By:	(signed) “Elan Shevel”		By:	(signed) “Jason Coviensky”
	Name:	Elan Shevel		Name:	Jason Coviensky
	Title:	Chief Compliance Officer		Title:	Managing Director Investment Banking

SCHEDULE 1

Form of Placement Notice

From:	Seabridge Gold Inc.

To:	Cantor Fitzgerald & Co.
Attention: [●]

Subject:	Placement Notice

Date:	[●], 202[●]

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement by and among Seabridge Gold Inc., a company continued under the Canada Business Corporations Act (the “Company”), Cantor Fitzgerald & Co. (the “Lead Agent”), RBC Capital Markets, LLC, Cantor Fitzgerald Canada Corporation and RBC Dominion Securities Inc. dated January 24, 2025, the Company hereby requests that the Lead Agent sell up to [•] of the Company’s common shares [provided, that, the Lead Agent shall not sell more than [•] of the Company’s common shares per Trading Day], no par value per share, at a minimum market price of the greater of $[•] per share and the prevailing market price at the time of the sale, during the time period beginning [month, day, time] and ending [month, day, time].

SCHEDULE 2

Compensation

The Company shall pay to the Lead Agent in cash, upon each sale of Placement Shares pursuant to this Agreement, an amount equal to 2.0% of the gross proceeds from each sale of Placement Shares by the Lead Agent.

SCHEDULE 3

Notice Parties

The Company

Rudi Fronk ([Redacted – Email Address])

Chris Reynolds [Redacted Email

Cantor Fitzgerald

Sameer Vasudev [Redacted Email Address]

With copies to:

[Redacted Email Address]

RBC Capital Markets

TJ Opladen [Redacted Email Address]

SCHEDULE 4

Royalties

[Redacted: Sensitive commercial information regarding royalties]

Exhibit 7(l)

Form of Representation Date Certificate Pursuant to Section 7(l)

[Redacted]

Exhibit 23

Permitted Free Writing Prospectus

None.